Exhibit 99.1

MEDIA RELEASE	(ASX CODE: SGM) (NYSE SYMBOL: SMS)	8 MAY 2008
SIMS GROUP REPORTS UNAUDITED NET PROFIT AFTER TAX FOR 9 MONTHS TO 31 MARCH 2008 OF $182.5 MILLION FOLLOWING RECORD THIRD QUARTER
Highlights
■	Unaudited sales revenue of $4.432 billion up 10.4% on FY07

■	Unaudited EBITDA of $357.1 million up 11.3% on FY07

■	Unaudited EBIT of $298.1 million up 12.6% on FY07

■	Unaudited NPAT of $182.5 million up 11.2% on FY07

■	Unaudited record NPAT of $80.3 million for Q3 FY08

■	Completion of Metal Management merger, with business integration and synergy realisation underway

■	Strong outlook for Q4 FY08. Earnings will exceed those in Q3 FY08 prior to any extraordinary expenses or other costs that may be recorded in connection with the Metal Management merger
Sims Group Results for 9 months to 31 March 2008
Sims Group Limited Group Chief Executive Officer, Daniel Dienst, announced today that the Company’s unaudited NPAT (net profit after tax) for the nine months to 31 March 2008 was $182.5 million, up 11.2% on the prior corresponding period.
Unaudited EBITDA (earnings before interest, tax, depreciation and amortisation) and before charges that may be recorded in connection with the merger transaction with Metal Management, was up 11.3% on the prior corresponding period to $357.1 million. Unaudited sales revenue was up 10.4% on the prior corresponding period to $4.432 billion.  Sales tonnes increased moderately by 3% to 7.33 million tonnes.
Unaudited NPAT for the quarter ended 31 March 2008 was $80.3 million and unaudited EBITDA was $145.7 million, up 62.3% and 44.1% respectively on the quarter ended 31 December 2007.

The result includes a contribution from the former Metal Management business for the period 15 March 2008 to 31 March 2008. This assisted in delivering record earnings for the quarter.
Mr. Dienst said: “the result reflects the vastly improved ferrous trading conditions experienced over the third quarter, with strong prices for ferrous scrap globally, more than offsetting the impact of the continuing strength of the Australian dollar. It marks an exciting time for the 6,000 men and women of the combined Sims Metal Management as two industry leaders have joined together to create one truly global leader.”
Australia, New Zealand & Asia
Sales revenue for the region was up 9.1% to $1.174 billion. Although EBIT (earnings before interest and tax) and pre-amortisation of other intangibles, was down slightly by 3.3% to $107.8 million compared to the prior corresponding nine month period, it rose strongly compared to the December quarter by 41.6% to $42.6 million. As with the Group as a whole, improved ferrous margins was the major contributor to this improvement.
North America
Sales revenue was up 26.9% in US dollar terms on the prior corresponding period to US$2.09 billion but, after translation into Australian dollars, was only up by 10.7%. Similarly, on a comparative basis, in US dollar terms, EBIT (pre-amortisation of other intangibles) was up 32.4% to US$128.3 million, although this increase was only 14.1% after translation into Australian dollars.
Mr. Dienst said: “the completion of the merger with Metal Management was the key event in the quarter although, with Metal Management closing off its books on 14 March 2008, the timing was such that only two weeks’ profit contribution is included in this result. It is worth noting, however, for the record, that the EBITDA generated by the former Metal Management businesses for the period from 1 January 2008 through 14 March 2008 was also a record US$70.0 million, justifying the confidence expressed at that company’s last results announcement in February this year.”
Europe
In Europe, the improvement in the quarter compared to the previous quarter was the greatest across the Group. After a challenging December quarter, particularly from the metal recycling division, EBIT (pre-amortisation of other intangibles) rose by 90.7% to GBP16.4 million. For the nine months, sales revenue was up 24.9% in pounds sterling on the prior corresponding period to GBP412.7 million, but only up 11.6% after translation into Australian dollars. EBIT (pre-amortisation of other intangibles) was up 57.0% to GBP29.2 million, with the increase being 41.2% after translation into Australian dollars.
Sims Recycling Solutions
The contribution of Sims Recycling Solutions to revenue and profits was again encouraging. Sales revenue of $435.9 million was up 38.7% on the prior corresponding period and EBIT (pre-corporate costs and amortisation of other intangibles) of $72.1 million, was up 66.2%. This result represented 24.2% of Group EBIT (pre-corporate costs and amortisation of other intangibles), well within the Company’s target range of 20% — 25% of Group EBIT, although, following the Metal Management merger, the relative contribution of SRS will decline in the short to medium term.
Metal Management Merger Integration Update
As previously advised, the Metal Management merger was completed on 14 March 2008.
The integration process is proceeding according to schedule. A new management structure for the combined North American business has been announced, with Bob Kelman, President, Commercial North America and Alan Ratner, President, Operations North America jointly leading the business, reporting to Mr. Dienst.
Mr. Dienst said: “the North American integration plan is proceeding according to plan with no surprises and we remain confident that the $35 million of operational synergies should be accomplished in fiscal 2009 and commercial synergies should be identifiable in coming months and quarters.”
Outlook
Mr. Dienst said: “demand and pricing from consumers for our ferrous and non-ferrous metals is robust and freight rates have stabilised, albeit still at historically high levels, which is supportive of an expectation for attractive operating conditions in our fourth fiscal quarter. While we have not yet seen visibility to our consolidated April results or been able to form a conclusive opinion about the North American market (which tends to be a spot market determined monthly where variations can be significant) for the month of June, firm demand and prices in April and May are encouraging.

“The continued strength of the Australian dollar could continue to provide head winds for the conversion of local currencies to reported earnings. Notwithstanding the potential impact of foreign currency translation, because of the full three month contribution of earnings from Metal Management we believe our fourth quarter performance will exceed the quarter just posted subject to any extraordinary expenses or other costs that may be recorded in connection with the Metal Management merger, but because of the potential for volatility in prices and freight rates, which over recent quarters has been unprecedented, we are unable to provide more precise estimates.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Group Limited’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
About Sims Group Limited
Sims Group (www.sims-group.com) is the world’s largest listed metal recycler with over 200 operations globally. Sims’ core business is metal recycling, with an emerging business in recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, an annual turnover of $8.5 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).
For further information contact in North America
Dan Dienst
Group Chief Executive
Tel: 212 750 7189
or
Rob Larry

Chief Financial Officer
Tel: 312 644 8205
For further information contact in Australia
Jeremy Sutcliffe
Chairman, Europe and Australia
Executive Director
Tel: +1 510 734 4201
or
Stuart Nelson
Director, Corporate Services
Tel: 02 9956 9100

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